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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer
subject to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b)

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1. Name and Address of Reporting Person* *(Last, First, Middle)*	2. Issuer Name and Ticker or Trading Symbol	3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*
Gulick, James P.	National City Corporation (NCC)	
	4. Statement for *(Month/Day/Year)*	**5. If Amendment, Date of Original** *(Month/Day/Year)*
National City Corporation 1900 East Ninth Street		
(Street)	01/03/2003	
Cleveland, Ohio 44114	**6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*	**7. Individual or Joint/Group Filing** *(Check Applicable Line)*
(City) (State) (Zip)	☐ Director ☐ 10% Owner ☒ Officer *(give title below)* ☐ Other *(specify below)* SVP and General Auditor	☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any. (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	01/03/2003		M		2,114.00	A	$17.8125		D	
Common Stock	01/03/2003		F		1,329.00	D	$28.32		D	
Common Stock	01/03/2003		M		277.00	A	$17.8125		D	
Common Stock	01/03/2003		F		216.00	D	$28.32	18,792.00	D	
Common Stock (NCC 401(k) Plan)								4,237.53		
Common Stock (Restricted Stock)								4,645.00		

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Options (Rights to Buy)	17.8125	01/03/2003		M			1,057.00
Options (Rights to Buy)	17.8125	01/03/2003		M			1,057.00
Options (Rights to Buy)	28.32	01/03/2003		A			1,329.00
Options (Rights to Buy)	17.8125	01/03/2003		M			138.00
Options (Rights to Buy)	17.8125	01/03/2003		M			139.00
Options (Rights to Buy)	28.32	01/03/2003		A			216.00
Units of Interest in the Executive Savings Plan							

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Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
6/20/2001	6/20/2010	Common Stock	1,057.00			D	
6/20/2002	6/20/2010	Common Stock	1,057.00			D	
07/03/2003	6/20/2010	Common Stock	1,329.00			D	
6/20/2001	6/20/2010	Common Stock	138.00			D	
6/20/2002	6/20/2010	Common Stock	139.00			D	
07/03/2003	6/20/2010	Common Stock	216.00		114,016.00 (1)	D	
		Common Stock	1,510.30		1,510.30	D	

Explanation of Responses:

(1) These Options were granted under the Issuer's Stock Option Plans between 07/28/97 and 01/03/01 at exercise

prices ranging from $27.48/share to $33.9375/share. Each option generally, will expire 10 years from the date of its grant.

Generally, the options become exercisable 50% annually after the grant date. The exercisability of some options which were intended

to qualify as ISO's may be further limited by the Internal Revenue Code.

/s/ James P. Gulick by Carlton E. Langer, attorney-in-fact	01/03/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

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